Filed by Greenidge Generation Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Support.com, Inc.

Commission File No.: 000-30901

Date: March 22, 2021

Greenidge Generation and Support.com Merger Announcement Transcript	Transcribed By: FINSIGHT 530 7th Avenue New York, NY 10018

DISCLAIMER:

FINSIGHT makes every effort to ensure an accurate transcription. Enclosed is the output of transcribing from an audio recording. Although the transcription is largely accurate, in some cases, it may be incomplete or inaccurate due to inaudible passages or transcription errors. This transcript is provided as an aid to understanding but should not be treated as an authoritative record. FINSIGHT makes no representations or warranties to the accuracy and completeness of this transcript.

Slide 1

Welcome to the Greenidge Generation Holdings Inc. and Support.com merger call. Today’s presentation will discuss the proposed transaction between Support.com and Greenidge Generation Holdings Inc. I will now turn the call over to Brendan Lahiff from TrailRunner International for the safe harbor comments.

Brendan Lahiff:

Thank you and good morning to everyone joining the call today. Participants on this call are members of the Greenidge Generation Holdings Inc. management team, including Tim Fazio, Chairman, Ted Rogers, Vice Chairman, Jeff Kirt, CEO, and Tim Rainey, CFO.

This call is available via webcast on the investor relations website at www.support.com as well as Greenidge’s website at www.greenidge.com. We have an exciting announcement to discuss on today’s call so I’d like to refer you to the Support.com investor relations website at www.support.com for a copy of our press release announcing the proposed transaction and the PDF of today’s presentation.

Slide 2 (Brendan Lahiff)

Before we get started please note that today’s discussion contains forward looking statements based on current beliefs, assumptions and expectations. Speak only as of the current date and as such, involve risks and uncertainties that could cause actual results to differ materially from our current expectations. Any statement that is not based on historical fact is or should be considered forward looking statements. Please refer to the cautionary statements in today’s press release and on slides 2 and slides 34 to 38 of this presentation for more information about any forward looking statements that we may make and the risks and uncertainties regarding the transaction.

Please note there will not be a question and answer session following the presentation. Today’s presentation is qualified in its entirety by reference to the filings made by Greenidge and Support.com with the SEC today regarding the transaction. Any questions following the call can be forwarded to investorrelations@greenidge.com. I’ll now turn the call over to Tim Fazio, Chairman of Greenidge.

Slide 3

Slide 4 (Tim Fazio)

Thank you, Brendan. Good morning everyone. We’re pleased to announce this morning the Greenidge Generation Holdings Inc., a vertically integrated bitcoin mining and power generation business, expects to become a NASDAQ listed company through its merger with Support.com. We expect this transaction to close in the third quarter of 2021.

For background, Greenidge is an environmentally sound 106MW natural gas power plant that currently powers 19MW of bitcoin mining capacity. Our flagship facility is located in upstate New York on Seneca Lake. We expect to more than double our bitcoin mining capacity at this location to 41MW by July 2021 with equipment that we have already purchased, and we expect to reach at least 85MW by the end of 2022. We then expect to replicate our vertically integrated mining model and other power sites with the goal of achieving at least 500MW of mining capacity by 2025. For Support.com, it’s going to be business as usual for its valued employees and customers. Lance will continue to run and lead the business and it will remain a leader in customer and technical support solutions delivered by home based employees.

Greenidge has a proven business model. Unlike many other high growth companies, it was already profitable in 2020 and we expected it to be very profitable in 2021. At a material discount the current bitcoin mining economics we expect to generate more than $50M in EBITDA in 2021. Let me repeat that again - at a material discount the current bitcoin mining economics, with equipment that we’ve already purchased we expect to generate in excess of $50M of EBITDA 2021. In 2022, we expect to grow rapidly and exit the year with a run rate EBITDA in excess of $160M bucks. As part of the proposed transaction, Support is expected to provide Greenidge with an estimated $33M additional cash, so we can rapidly continue to grow our business. Pro forma for the merger the combined companies will have over $70M of net cash. On completion of the merger, Support’s stockholders will collectively own 8% of the company’s common stock and Greenidge stockholders will own approximately 92%.

Slide 5

By way of background, in addition to being the Chairman of Greenidge, I’m also a co-founder and managing partner of Atlas Holdings. And a fund managed by Atlas owns the majority of Greenidge. And this is what we do. Atlas Funds invest exclusively in and operate industrial businesses and power plants. The way we got started actually is 20 years ago, my partner Andrew Bursky and I bootstrapped the purchase of a small paper mill in rural Indiana with about $35M in sales and 85 employees. Fast forward 21 years, something like 75 investments later and an incredible adventure, we’re nearly a $10B global business group with 40,000 associates. We manage three private equity funds with $3.8B under management and we’re about to close on our fourth fund, which will nearly double the assets that we manage. In addition to Greenidge Generation, we also operate and are invested in power assets in the northeast United States that’s another GW of output. I’m pleased to serve as the Chairman of Greenidge because we’re incredibly excited about this investment. At Atlas, we have a history and expertise of operating industrial businesses where low-cost operations, reliability, efficiency, and uptime are super important to success. And with Greenidge, this is the first time that expertise is colliding with a massive growth market like bitcoin and crypto.

The story of Greenidge is one of transformation—an Atlas fund purchased Greenidge in 2014. At the time, it was a distressed coal fired power plant with very modern environmental controls. We converted the plants from coal to natural gas and after a long process we restarted it in 2017. A few years ago as we’re looking for strategies to optimize and maximize our investment, we discovered that this plant because of the low-cost power producer because of its location in a relatively cool climate because of its large property relative to the capacity of the plant and because of its extremely flexible technical and dedicated workforce that this plant was uniquely suited for profitably mining bitcoin. The Greenidge started its mining built out in 2018 so we actually have more than two years under our belt and we’ve proven out our business model. We believe we are a very, very low-cost operator as you’re going to see in our historic numbers and forecasts. We believe it is difficult to replicate our business model or operations if you don’t have the team like we do—which includes power plant acquisition expertise, permitting expertise, project management expertise, power plant management expertise, and now bitcoin mining expertise, which is a great way to transition this to our team. Let me turn it over to our CEO Jeff Kirt, Tim Rainey R. our CFO and Ted Rogers, who recently joined us and as Vice Chairman and was one of the first folks in the bitcoin ecosystem from the very beginning.

Slide 6 (Jeff Kirt)

Thank you, Tim, and thank you everyone for taking the time today to learn more about Greenidge and also hear why we are so excited about the merger of Support.com. Slide 6 is an overview of Greenidge. As Tim said, what differentiates Greenidge from other bitcoin miners is that we believe we will be the only vertically integrated public bitcoin mining company in North America, meaning we own and operate our power generation source. We think that provides us with a significant competitive and cost advantage and we will describe those advantages in detail. A second advantage we believe we have is that we are operators. We perform all the operations maintenance and repair work on our mining fleet in-house and we will elaborate on that as well. We currently operate a 106MW gas-fired power plant in upstate New York which has a bitcoin mining operation on the grounds of the power plant. This is in contrast to most of

- or really - all of our peers, who purchased power from third parties pursuant to what we consider to be relatively short-term contracts, typically five years. Owning our own generation provides us with what we believe is an industry leading power costs of approximately $22 per MW hour from mining operations. This is for the most recent nine months since our current mining operations was built to scale. In addition to providing us with low power costs, owning our own generation protects us from what we believe is potentially adverse contract renewal risk. The combination of low power costs and the fact we do not outsource any aspect of a mining operation is evident in our costs to create a bitcoin. For the twelve months ended February, our cost to mine one bitcoin was just under $2900.

I think the month of February is a fantastic example of the benefits of our unique model of having power revenue streams in addition to bitcoin mining. This may be unusual concept but for the month of February, our approximate cost to mine one bitcoin was negative $371. Now, you may ask yourself: How can our cost be negative? The answer is that in addition to mining bitcoin, we sell our surplus power to the grid and the margin we make selling that power often spikes during periods of extreme weather. Due to the cold snap that affected much of the country in February, the margin we make on surplus power more than offset the entire cost of our mining operations. And we didn’t take any minors offline in the process - this was just surplus power sale. We currently have 19MW of mining capacity and have miners delivering that we expect will more than double that capacity to 41MW in the next few months and to 45MW by the end of this year. Again, all with miners we already own, or have contracted to purchase.

The bars at the right show our forecast EBITDA and capacity. As you can see, we expect to achieve calendar year 2021 EBITDA of approximately $50M, with that number more than doubling to approximately $110M in 2022. Again, these are calendar year numbers, not run rate numbers. In terms of run rate, which is often used in our industry, we expect to finish 2022 with a run rate EBITDA of over $160M. As Tim Rainey will describe in more detail, those numbers assume revenue per MW hour of $300 which translates into a current bitcoin price of approximately $49,000.

We came into the bitcoin space with a power generation background and we spent the better part of the last two years continuously improving our business model and now we are ready to expand this model to other locations. We expect to expand to at least 500MW capacity by 2025 by acquiring additional power generation assets and replicating our mining model.

Slide 7

Slide seven outlines the building blocks of our miner deployment. As you can see, we finished 2020 with 17MW of mining capacity and currently have 19MW and expect to be at 45MW by year end. We expect to finish 2022 with 85MW of mining capacity at our current facility. Now, we’re shifting our focus from executing the build out of our current facility, which is largely under way with an established team—to growing our operations by acquiring additional power generation assets. Our expected goal to achieve at least 500MW of mining capacity by 2025.

Slide 8

On slide eight, we highlight some of the similarities, but more importantly the differences between Greenidge and some of our publicly listed peers. There is a lot of information here but I would like to point out just a few things to highlight: First, as you can see our Hashrate is in line with some of the larger public market cap miners. Secondly, we benefit from a very low power cost as a result of our unique vertically integrated business model. No other miner on this list owns or operates a power plant. Lastly, we’re focused on established leading-edge miners with proven technology and what we believe is best in class efficiency. Specifically, from Bitmain and MicroBT.

Slide 9

Slide nine was put together to help the reader with the arithmetic in terms of converting from an assumed Support.com share price, to Support.com’s pro forma market cap, to Greenidge implied market cap. Note that as a condition to the signing the merger agreement, Support.com issued approximately 3.9M shares of common stock in a private placement, as outlined in the footnote on this page and the press release. The calculations on this page are pro forma for that issuance.

Slide 10

On slide ten, I would like to highlight what we think are some of Greenidge’s key competitive advantages.

We have talked about our low power cost. A big driver of that advantage is our access to low-cost gas, trading from the Millennium East hub in western New York. Over the course of the last year, Millennium East gas has traded at an average discount of 30% to the benchmark Henry Hub. It’s also worth noting that we connect the gas network via our wholly owned pipeline that was constructed as part of the coal to gas conversion. Secondly, we currently have a substantial installed base of miners. We’ve been mining for two years continuously improving our process and we have purchased or contracted to purchase miners to significantly expand our existing base. Third, unlike most miners, we perform 100% of the mining operations maintenance and repair in-house with our people. As power plant operators, we were accustomed to maintaining our own equipment and we took that philosophy to our mining operation from inception. Finally, we are poised for a period of rapid EBITDA growth. I would just like to point out on this slide that our current actual LTM EBITDA is positive $6M and that we have been positive EBITDA in each of the last twelve months.

Slide 11

Slide eleven depicts how our vertically integrated model differentiates us from the rest of the pack.

While all miners have some sort of wholesale power cost – either from purchasing third party power or, in our case, from purchasing Millennium East gas, from there the models start to diverge. We perform all the functions on the right side of the slide in-house with our people, unlike many miners who outsource some or all of these functions. That means we pay no third-party hosting fees; the electricity for our mining operation is not supplied to the grid and therefore does not incur any transmission or distribution charge. We do not pay any revenue shared power providers, hosting providers or any landlords or JV partners. We believe those distinctions provide us with a superior cost structure.

But furthermore, unlike other miners, we benefit from additional revenue streams from our non-mining power sales. We earn a gross margin by selling our surplus power to the grid and we also receive capacity payments which are essentially 100% gross margin payments from the Independent System Operator (in this case New York ISO) for having our surplus power on standby. We are actively exploring alternatives to capture and utilize our waste heat in order to not only become more thermal efficient, but also create additional revenue in the process.

Slide 12

Slide twelve shows how our power costs stacks up in comparison with some of our peers. As I mentioned, our net power for the last nine months since our bitcoin mining operations was up to scale have averaged $22/MWH, which we believe is lower than any peer. Note this is a realized cost—based on actual results. It’s not a base rate in a contract. It’s not a headline in a non-binding LOI. It’s not subject to incremental demand charges or other adjustments.

I would also like to point out that while power cost is by far the biggest component of our cost structure and really for that of any miner, it is not the only cost. For Greenidge, the non-power variable costs amount to approximately $3/MWH, over and above our $22/MWH power cost. Now, we expect that $3 to decrease overtime as we leverage our scale and our in-house workforce and we continue to constantly improve our process. But for comparison, from what we have seen, our peers that have opted for outsourced hosting models pay a substantially higher variable cost per MWH in the form of hosting fees and other fees – in the approximately $6-7 range.

Slide 13

Slide thirteen elaborates on some of our in-house execution capabilities, which we believe are critical to success in bitcoin mining.

The key takeaway I would like to impress upon you is that we have an experienced team of power people. Our people are power experts. Power supply and management is the most significant element of bitcoin mining, and we know it cold.

We are accustomed to operating 24/7 – every second of the year – no matter what mother nature or our personal lives throw at us or anything else. Now, I think that’s true for just about any power plant – but we think it’s unique in terms of a mentality for a bitcoin miner, especially when many of our peers are actually opting to not touch their machines at all and have third parties host their equipment.

Our people performed all the electrical engineering and design, all the racking design, the heat and noise mitigation and the other aspects of the mining build that most of our peers would have outsourced to third parties.

We have our people operating our miners and repairing them when they break—and they do break, it’s just part of operating a mine. When one of our miners breaks, we repair it ourselves in-house with our tech, as opposed to putting it in a box and shipping it off to Asia, and waiting a month for it to return.

We also have our own, on-site, in-house R&D effort where: we test equipment from potential new vendors; we test-mine other cryptocurrencies; and we experiment with different machine configurations and different cooling systems. As an example, we are currently approximately nine months into a multi-hundred hashboard immersion cooling test. Now. we don’t need immersion cooling for our climate — but we may need it in a different facility or future site, and we want to understand the nuances and begin improving the process.

Slide 14

Switching to slide fourteen. As I mentioned, we’ve been refining and improving our vertically integrated operating model in order to be confident that we can replicate it at other sites.

Our expected goal is to have at least 500MW of mining capacity by 2025 with captive power sources that we operate.

Between our in-house relationships and the relationships of our sponsor Atlas Holdings, which owns over 1 GW of power generation capacity in the US aside from Greenidge, we are confident that we see the vast majority of the merchant power assets on the M&A market in North America.

We have the in house knowledge, capability and experience to operate those assets. We don’t know of any other bitcoin miner who can make that claim.

In recent months, we’ve been exploring and we will continue to explore potential acquisition candidates with a focus on renewables, co-generation and other low carbon sources of energy.

Slide 15

Slide fifteen shows some of our key partnerships with bitcoin space.

We operate a Bitmain and Micro BT fleet (other than some limited test cells that I mentioned earlier). We believe these are the leading-edge manufacturers in our industry, with efficient equipment that has a proven operating history.

We partner with DCG and Galaxy on miner finance with custody with NYDIG. And we have worked with BitOoda on some of our hedging and trading strategies.

Slide 16

Moving onto slide sixteen. This is a slide that those of you familiar with bitcoin mining have probably seen, some version of, in other presentations. It depicts the economics of bitcoin mining.

While Greenidge does have other revenue streams, from our surplus power business, on this slide we’re focused just on the mining side of the business.

As you can see, some of the key variables are controllable and some are not. We control how much hashrate we supply to the network. But everything else on the revenue side of the equation is essentially an exogenous variable.

Most of the elements on the economic model that are within a miner’s control are on the cost side, or the right side of the slide. And in our case we really do control them. We have a permanent source of low-cost power at our facility; we run efficient equipment, with proven technology and we control all of our hosting costs, with our own staff.

This model allows us to be profitable even the worst month of mining economics. For example, a year ago, in March 2020 when bitcoin was in the single digits thousands, we still made positive EBITDA.

Now I would like to turn things over to Ted Rodgers, our Vice Chairman and someone who many of you know is one of the pioneers in the bitcoin sector. Ted.

Slide 17 (Ted Rogers)

Thanks very much Jeff and Tim thank you very much for the kind introduction earlier. I have to say it may have been too kind; I, unfortunately, haven’t been a part of bitcoin from the very beginning, it’s been about eight years for me. But that has given me a good window into the trends around bitcoin, and the patterns and frankly how important bitcoin is which is what I’d like to discuss now.

So slide seventeen. It’s background; all money throughout human history had some combination of six or seven characteristics and the more the aggregate amount, the higher the aggregate amount of those characteristics in a given money, the more sound the money is the harder the money is and, for the last 5,000 years, the standard for sound money has been gold because it has these characteristics and greatest aggregate amount.

But now bitcoin, for the first time in human history, we have a better money than gold, we have a harder money than gold because it actually has these characteristics of sound money in the greatest amount of anything ever available to us. And I think what you’re seeing now in the market is an understanding, a better understanding of these characteristics of bitcoin.

So, to give you an example of what I mean; gold is scarce, that’s one of the reasons it’s valuable. But bitcoin is perfectly scarce. With gold, when the price goes up, more money is invested in exploration and digging it out of the ground; we don’t know how much gold has been mined or how much could be mine in the future. With bitcoin, we know exactly how much bitcoin has been created and exactly how much bitcoin will be created over time. They’ll never be more than 21 million. Again, for these reasons, bitcoin is actually a better money than gold and in our era of easy money, what you’re seeing is an increasing need for, an increase in search for, sound money. And the price run up in the last year and before that is really reflection of the increasing awareness of bitcoin as a hard money, juxtaposed against our era of very easy money.

Slide 18

In the next slide, you see that, these are eight examples, there many more, of what were skeptics many of them—turned into proponents of bitcoin for the reasons that I just outlined. So companies are adding it to their institutional portfolios; companies are adding to the treasury; institutional investors are adding to their portfolio, retail investors doing the same. And yet, even with this increase demand, a lot of it from large, well-known companies, the total demand of what is to come for bitcoin, we’re still very incipient stage. So in terms of the global financial market only very small percentages has bought into bitcoin so we have a long way to go. And I think what we’re really witnessing from a 10,000 foot view, is bitcoin eating gold’s market cap and over time, we’re going to see bitcoin replace gold as the standard for sound money and frankly as the world’s base money.

Given that, this is really why I decided to join Greenidge, because bitcoin is more than just a new money. It’s actually something that is in the national interest of the United States; it really should be a geopolitical priority; it’s a national security issue to support domestic mining and I think Greenidge is showing the way in terms of domestic U.S. mining, at least mining in North America and the West; and also doing so with clean energy as much as possible so this is a group that’s shifted from coal to natural gas and I think this can be a model for us going forward.

I want to talk a little bit about what miners do. Without miners like Greenidge, there is no bitcoin. Miners do the work of taking validated transactions on the bitcoin network, adding them to a block and adding that block to a chain of previous transactions, thus the term blockchain. The reward for doing so currently is 6.25 bitcoins, so if you’re the miner that adds a block of transactions to the blockchain, you get 6.25 bitcoins. That’s a very lucrative exchange. So there’s intense competition to be successful miner in bitcoin. And basically, the more power you have to put into this effort as a miner, the better the chance you have of being a successful miner, of being a miner that adds a block of new transactions and I think Greenidge has, as had been said, a captive source of power, very efficient power. And they also have a source of efficient mining equipment and the ability to maintain it. So, all of that in house is something very unique and something that I find very attractive in joining Greenidge.

Now, one thing I didn’t do at the beginning, I need to emphasize this, these sweeping generalizations that I made my own opinions. They’re based on my own experience in bitcoin and prior to that, 20 years in financial and tech industry. So, whatever is my opinion, is just that. It’s not fact, but this is the best assessment I have of the situation.

So with that I’ll turn it over to Tim for more explanation of the economics behind.

Slide 20 (Tim Rainey)

Thank you Ted.

We believe our current growth plans will provide significant EBITDA growth for the company both this year and into the future.

Our LTM EBITDA as of February 2021 is approximately $6M, with 17MW of installed mining capacity as of the end of February 2021. Since then, we have increased our capacity to approximately 19MW. Greenidge sustained profitability throughout this period, despite the on-set of a global pandemic, and the bitcoin halvening event.

Our projections for 2021 and 2022 assume a flat $/MWh mining revenue of $300 for our mining fleet. This approach is conservative in nature due to the fact that it does not reflect the benefit of the improved efficiency of the miners we have purchased and plan to purchase going forward. In doing so, it effectively bakes in difficulty increases throughout the projection period, as we do not upwardly adjust revenue for increases in fleet efficiency. This translates to an approximate $49,000 current bitcoin price assumption, an approximate 15% discount to current spot prices, further reflecting the conservatism baked into our projections.

With our current miner purchase commitments and buildout schedule, our plan is to expand to at least 45MW of installed capacity by year-end, producing approximately $52M of EBITDA in 2021, with a run rate EBITDA of $80M by year-end.

In 2022, our expected expansion to 85MW of installed capacity will produce an estimated $109M EBITDA, achieving an expected run rate EBITDA approximately $162M by year end 2022.

Slide 21

Given the volatile nature of bitcoin price, we’ve highlighted the EBITDA impact to our forecast at various price points. The sensitivity analysis at the top of the page conservatively utilizes the same methodology used in our forecasted numbers, $/MWh despite the increased hashrate output of our more efficient miners.

The sensitivity analysis at the bottom of the page shows EBITDA at various pricing levels fixed at today’s difficulty rate and current mining economics. So if current mining economics do not change, or EBITDA would be substantially higher than what we have actually forecasted.

Back to Jeff.

Slide 22 (Jeff Kirt)

Thank you, Tim. I’m on slide twenty-two and I would like to share with you why we are so excited about the merger with Support.com but, before I talk about the benefits of the merger, I want to pause for a moment and make clear that Lance and I want all Support.com customers, experts and other stakeholders to know that we do not anticipate the merger changing anything in terms of the day to day management of the Support.com businesses.

Lance and his team will continue to run Support.com and its businesses in the ordinary course and we are excited about Support.com’s future growth prospects as part of the Greenidge family.

In terms of the attributes of the merger. First and foremost, the merger gives us a public listing that we view as critical to fueling our growth beyond our single site in Upstate New York, to achieve our expected goal of at least 500MW mining capacity by 2025.

The transaction also provides Greenidge with additional liquidity as all of the cash on the Support.com balance sheet - estimated to be $33M at closing - will be consolidated into Greenidge.

There are also potential synergies for Support.com merging into the bitcoin industry. As bitcoin is adopted by a broader swath of the population, those new entrants require technical support and customer service above and beyond the early bitcoin adopters. We see Support.com as being a logical partner for consumer-facing bitcoin companies, who may be looking to outsource their increasing customer service needs.

It’s worth noting that over 30% of Support.com shares have agreed to go in favor of the transaction which we expect to close in the third quarter.

The pie chart on the right shows our pro forma ownership following the transaction.

After closing, Support.com shareholders will own 8% of the shares of Greenwich Generation Holdings Inc. As outlined in the merger agreement, 5% of the Greenidge shares are being paid in consideration for the Support.com businesses and the tax assets, with the remaining 3% being paid for the estimated $33M of cash on the Support.com balance sheet at closing.

As noted in our press release, Greenidge will have dual class share structure initially, that is designed to phase out over time and be fully phased out no more than 5 years from closing.

And again, I just want to reiterate, we foresee no changes to the day-to-day operations of Support.com following the merger.

Slide 23

On slide twenty-three, we show some further details behind the pie chart on the previous slide.

Slide 24

On slide twenty-four, I would like to conclude by reviewing with you the key points from our story and this transaction that I hope have resonated with you.

First, we currently have over $70M in pro forma liquidity and after closing, we’ll have a public stock that we believe will help fuel our future growth, beyond our current facility.

We’ve highlighted the competitive advantage we enjoy, from having a permanent, captive source of low-cost power.

We have a significant installed base of miners, hashing as we speak; with more miners on delivery to significantly grow that fleet and, in turn, grow our EBITDA.

We have an established and experienced in-house team of power generation and power management experts.

And lastly, we have spent the last two years refining our operating model and are ready to replicate that model at multiple sites, with plans to achieve at least 500MW of mining capacity by 2025.

Thank you for your time today and thank you for your interest in Greenidge. I would also like to conclude by thanking Dale Irwin and in our entire team of Greenidge people without whom this journey could not have been possible.

Brendan Lahiff:

Thank you for attending the transaction conference call today. Again, please direct any questions regarding the transactions to the investor relations department at investorrelations@greenidge.com. Thank you and good day.

Transaction Website For more information about the transaction investors are encouraged to visit www.greenidge.com and www.support.com which will be used by Greenidge and Support.com to disclose information about the transaction. Additional information may be found at the SEC’s website, without charge, at www.sec.gov with regard to filings made by the parties in connection with the transaction.

About Greenidge Generation Holdings Inc.

Greenidge Generation Holdings Inc. is a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York. Boasting an environmentally-sound 106MW natural gas plant that has undergone a remarkable transformation in recent years, Greenidge enjoys significant competitive advantages including low fixed costs, an efficient mining fleet, in-house operational expertise and low power costs due to its access to some of the least expensive natural gas in North America. The Company is currently mining bitcoin and contributing to the security and transactability of the bitcoin ecosystem while concurrently meeting the power needs of homes and businesses in its region. Greenidge employs dozens of skilled associates, creating attractive new blockchain jobs and serving as an anchor for the Upstate New York economy.

Given its proven operational success and private investment both from funds sponsored and managed by Atlas and major institutional investors, Greenidge is uniquely positioned to expand its unique, vertically integrated business model to additional sites.

About Support.com, Inc.

Support.com, Inc. (NASDAQ: SPRT) is a leading provider of customer and technical support solutions delivered by home-based employees. For more than twenty years, the Company has achieved stellar results for global enterprise clients and top-tier businesses. Support.com’s proven, omnichannel solutions have been specifically designed and optimized for the homesourcing™ environment, resulting in industry-leading NPS scores and first call resolution rates. The Company efficiently meets changing client needs through its highly scalable, global network of home-based employees and secure, proprietary, cloud-based platforms. For more information, please visit www.support.com.

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. These forward-looking statements are typically identified by terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” or similar expressions.

These forward-looking statements include references to assumptions and relate to the future prospects, developments, and business strategies of Greenidge and Support.com. These forward-looking statements are largely based on the current expectations and projections about future events and trends that are expected to affect the financial condition, results of operations, business strategy, and short-term and long-term business operations and objectives of Greenidge and Support.com. Forward-looking statements contained in this presentation include, but are not limited to, statements concerning the following: (i) the anticipated benefits of the merger transaction; (ii) the projected liquidity and cash balances of Greenidge and Support.com in the future; (iii) the projected cash flow and EBITDA of the business of Greenidge and Support.com; (iv) the current and future build out and acquisition plans of Greenidge and Support.com; (v) expected mining capacity in the future; and (vi) other statements about the business plans, business strategies and operations of Greenidge and Support.com in the future.

Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger transaction or delay in the closing of the merger transaction, including the failure of Support.com’s stockholders to adopt the merger agreement; (ii) the ability to recognize the anticipated objectives and benefits, including tax benefits, of the proposed merger transaction; (iii) changes in applicable laws, regulations or permits affecting Greenidge or Support.com operations or the industries in which each operate, including regulation of the energy industry or regarding cryptocurrency; (iv) risks related to failure to obtain adequate financing on a timely basis and on acceptable terms with regard to growth strategies or operations; (v) fluctuations in the market pricing of cryptocurrencies; (vi) loss of public confidence in cryptocurrencies; (vii) the potential of cybercrime, money laundering, malware infections and phishing, and the costs associated with such issues; (viii) the potential of cryptocurrency market manipulation; (ix) the economics of mining cryptocurrency, including as to variables or factors affecting the cost, efficiency and profitability of mining; (x) the availability, delivery schedule and cost of equipment necessary to maintain and grow the business and operations of Greenidge, including mining equipment, (xi) the possibility that Greenidge and Support.com may be adversely affected by other economic, business or competitive factors, including factors affecting the industries in which they operate or upon which they rely and are dependent; (xii) an inability to expand successfully to other facilities, mine other cryptocurrencies or otherwise expand the business; (xiii) changes in tax regulations applicable to Greenidge, Support.com or their respective assets; (xiv) any potential litigation involving either or both of Greenidge or Support.com; (xv) costs and expenses relating to cryptocurrency transaction fees and fluctuation in cryptocurrency transaction fees; Greenidge’s single operating facility may realize material, if not total, loss and interference as a result of equipment malfunction or break-down, physical disaster, data security breach, computer malfunction or sabotage; (xvii) other risks and uncertainties related to the business plan, business strategy, acquisition strategy and buildout strategy of Greenidge and Support.com; and (xviii) the potential economic fallout resulting from the COVID-19 outbreak and (xix) the risks, uncertainties, and other factors detailed from time to time in Support.com’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”). The actual results, performance, or achievements of Greenidge and Support.com could differ materially from the results expressed in, or implied by, any forward-looking statements.

Neither Greenidge nor Support.com undertake any obligation to update or revise any forward-looking statements included in this presentation, whether as a result of new information, the occurrence of future events, changes in assumptions or otherwise, after the date of this presentation.

Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures, such as EBITDA. Greenidge believes that these non-GAAP measures are useful to readers for two principal reasons. First, they believe these measures may assist readers in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, these measures are used by Greenidge’s management to assess its performance. Greenidge believes that the use of these non-GAAP financial measures provides an additional tool for readers to evaluate and under the business and operations of Greenidge. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies.

Participants in the Solicitation

Support.com and its directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Support.com’s stockholders with respect to the merger. A list of the names of those directors and executive officers and a description of their interests in Support.com will be included in the proxy statement/prospectus for the proposed merger (as further described below) and will be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed merger when available. Greenidge and its directors, executive officers, other members of management and employees may also be deemed to be participants in the solicitation of proxies from the shareholders of Support.com in connection with the proposed merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger will be included in the proxy statement/prospectus for the proposed merger when filed with the SEC.

No Offer or Solicitation

This presentation is not and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed merger. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. This presentation is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Additional Information, Disclaimer and Where to Find More Information

In connection with the merger, Greenidge intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of Support.com and a prospectus in connection with the merger. The definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of Support.com as of a record date to be established for voting on the merger. Stockholders of Support.com and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus in connection with Support.com’s solicitation of proxies for the special meeting to be held to approve the merger, and other documents filed with the SEC by Greenidge and Support.com, because these documents will contain important information about Support.com, Greenidge, and the merger. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Support.Com, Inc., 1521 Concord Pike (US 202), Suite 301, Wilmington, DE 19803. These documents, once available, and Support.com’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).